Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF FORMATION

OF

CUBIC ENERGY, INC.

Cubic Energy, Inc., a Texas corporation (the “Corporation”), pursuant to the provisions of Section 3.053 of the Texas Business Organizations Code (the “Code”), hereby adopts this Certificate of Amendment to the Amended and Restated Certificate of Formation of the Corporation.

Article 1 – Name

The name of the Corporation is:  CUBIC ENERGY, INC.

The Corporation is a for-profit corporation.

Article 2 – Modified Provisions

This Certificate of Amendment modifies the first paragraph of Article Four of the Amended and Restated Certificate of Formation so that it reads in its entirety as follows:

“The total number of shares of all classes of capital stock which the Corporation has authority to issue is FOUR HUNDRED TEN MILLION (410,000,000), of which (a) FOUR HUNDRED MILLION (400,000,000) shares are designated Common Stock, par value $0.05 per share (“Common Stock”), and (b) TEN MILLION (10,000,000) shares are designated Preferred Stock, par value $0.01 per share (“Preferred Stock”).”

Article 3 – Date of Adoption

The date of the adoption of the amendments by the shareholders of the Corporation was June 6, 2014.

Article 4 – Statement of Approval

The amendments to the Certificate of Formation have been approved in the manner required by the Code and by the governing documents of the Corporation.

Article 5 – Effective Date of Filing

This document will become effective when the document is filed by the Secretary of State of the State of Texas.

Execution

The undersigned signed this document on behalf of the Corporation subject to the penalties imposed by law for the submission of a materially false or fraudulent document.

Executed this 6th day of June, 2014.

CUBIC ENERGY, INC.

By:	/s/ Jon S. Ross
Jon S. Ross
Executive Vice President and Secretary